Exhibit 99.6

NICE Actimize Survey Shows 93% of U.S. Financial Institutions
 See New Fraud Threats Emerging with Move to Same Day ACH Environment

54% of respondents stated they don’t have the appropriate fraud tools in place to handle Same Day ACH transactions

NEW YORK – April 21, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced the results of its Same-Day ACH Fraud Preparedness Survey conducted among U.S. financial institutions this spring, showing that more than 93 percent of financial institutions anticipate that new fraud threats will emerge as a result of the upcoming transition to Same Day ACH due to launch in September 2016. ACH (Automated Clearing House) is an electronic network for financial transactions in the United States.

Coupled with these expected fraud-related challenges, more than 54 percent of respondents to the survey also stated they do not have the appropriate fraud tools necessary to handle Same Day ACH transactions, the survey revealed. The survey also found that today 70 percent of respondents use manual review to detect ACH fraud, but that number is expected to drop to 55 percent for Same Day ACH. Meanwhile, 70 percent of respondents expect to use intelligent authentication as a method to prevent attacks.

“We know from other markets, such as the U.K., that the launch of Faster Payments is aligned with an uptick in fraud attacks and losses,” explained Erez Zohar, Vice President & General Manager, Fraud & Cybercrime Management Solutions, NICE Actimize. “This means that U.S. financial institutions need to be prepared with fraud strategies on day one.”

Where are the likely hot spots that new threats could hit? According to Zohar, new fraud threats could be driven by such new Same Day ACH services as Same Day Payroll and account-to-account transfer, which could open up new holes that fraudsters can target. In commercial banking, there could also be a rise in social engineering, focused on corporations that initiate Same Day Payroll.

Noting the anticipated pain points that could occur as the Same Day ACH environment rolls out, NICE Actimize recommends four ways that financial institutions can help safeguard their transactions:

•	Prepare an authentication management approach that will allow good customers to access same day ACH services, while stopping fraudsters from entering the system.
•
Don’t rely on manual review for Same Day ACH transactions. While manual review has been effective for traditional ACH where banks have 48 hours to flag and stop fraud – manual processes won’t work in a speedier environment.

•	Employ fraud tools that use behavioral analytics to effectively spot anomalies indicative of fraud.
•	Design fraud operations specific to a Same Day environment: you must be able to prioritize and analyze alerts more quickly than ever before.

NACHA, The Electronic Payments Association, is the governing body which vets industry guidelines for moving ACH payments faster along with the Federal Reserve. NACHA’S newest ruling, to go into effect in three stages beginning in September 2016, will enable the same day processing of virtually any ACH payment. In 2013, this network processed nearly 22 billion ACH transactions with a total value of $38.7 trillion.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Zohar, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.